Exhibit 15.1

China Natural Resources Receives NASDAQ Minimum Bid Price Requirement Extension

HONG KONG, October 26, 2022 – China Natural Resources, Inc. (NASDAQ: CHNR) (the “Company”), announced today that on October 25, 2022, it received notification from the Nasdaq Capital Market (“Nasdaq”) confirming the Company has been granted an additional 180 calendar day period for compliance under its minimum bid price requirement through April 24, 2023. To regain compliance with Nasdaq’s minimum bid price requirement, the closing bid price of the Company’s common shares needs to be at least $1.00 per share or greater for at least ten consecutive trading days by April 24, 2023.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the wastewater treatment industry in the PRC, and the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for nickel, lead, silver and other nonferrous metals, and is actively exploring further business opportunities in the healthcare sector, natural resources sector and other sectors.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

CHNR@GlobalIRPartners.com